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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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   SEC FILE NUMBER                                       CUSIP NUMBER
                                                           01912P109
       1-13580                                    -------------------------
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(Check One):


[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For Period Ended:                                 July 31, 1996
     [ ] Transition Report on Form 10-K                -------------
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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          Nothing in this form shall be construed to imply that the
     Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                     Allied Digital Technologies Corp.

Former Name if Applicable:                   Not applicable.

Address of Principal Executive
 Office (Street and Number)                  15 Gilpin Avenue
City, State and Zip Code                     Hauppauge, New York 11788

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PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The Registrant is in the process of effecting a corporate restructuring (the "Restructuring") scheduled to be consummated by October 31, 1996. Pursuant to the Restructuring, the Registrant's wholly-owned subsidiary, Allied Film Laboratory, Inc. ("AFL"), will merge with and into the Registrant's indirect wholly-owned subsidiary, Hauppauge Records Manufacturing Ltd. ("Hauppauge Records"). Each of Hauppauge Records and AFL have separate credit facilities with the same bank. In connection with the Restructuring, AFL's credit facility will be terminated and Hauppauge Records' credit facility will be restructured in numerous material respects. The officers of the Registrant, AFL and Hauppauge Records, including the Chief Executive Officer and the Chief Financial Officer, have been devoting a substantial amount of time and effort toward negotiating and implementing the Restructuring during the same period of


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time that such persons would have otherwise devoted their time and effort toward preparing and filing the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 1996 (the "1996 10-K"). In addition, as part of the Restructuring, certain of the Registrant's facilities are being consolidated, including a relocation of the Registrant's principal place of business from Detroit to New York. The relocation of necessary books and records has caused additional disruptions and delays in the process of completing the 1996 Form 10-K. For the foregoing reasons, the 1996 10-K could not be filed within the prescribed period without unreasonable effort or expense.


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PART IV - OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

   Charles P. Kavanagh                (516)                        234-0200
 ................................................................................
    (Name)                         (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X ] Yes      [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ X] Yes      [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     It is expected that the Registrant will report net sales for the fiscal year ended July 31, 1996 ("Fiscal 1996") of $163,789,000 compared to pro-forma net sales in the fiscal year ended July 31, 1995 ("Fiscal 1995") of


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$161,308,000 and a net (loss) for Fiscal 1996 of $(5,585,460) or $(0.41) per share compared to a pro forma net income for Fiscal 1995 of $667,000 or $0.05 per share. The Fiscal 1996 results of operations include, among other things,
(i) one-time pre-tax charges aggregating approximately $4.4 million including a restructuring charge of approximately $3.1 million and a non-recurring charge of $1.25 million relating to a sales contract signing allowance, (ii) additional depreciation charges of approximately $2.0 million relating to equipment purchases and (iii) increased interest expense of approximately $1.3 million resulting from additional borrowing to finance capital expenditures.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]









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                        ALLIED DIGITAL TECHNOLOGIES CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 29, 1996

                                        By:  /s/ Charles P. Kavanagh
                                             -----------------------
                                             Charles P. Kavanagh
                                             Secretary




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     International misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001).


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                                  EXHIBIT INDEX


                                                            Page in Sequentially
     Exhibit                                                    Numbered Copy
     -------                                                --------------------

1.   Accountant Statement                                             7


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                             EXHIBIT TO FORM 12b-25



     Grant Thornton LLP hereby states that they are unable to furnish the audit report on the consolidated financial statements of Allied Digital Technologies Corp. for the fiscal year ended July 31, 1996 because they have not yet received all of the information required to be able to give their report. This statement may be filed as an Exhibit to the Form 12b-25 Notification of Late Filing of Allied Digital Technologies Corp.



Dated:    October 29, 1996

          /s/ Grant Thornton LLP

          Grant Thornton LLP


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